July 21, 2011

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: John Stickel

98 SAN JACINTO BLVD.
SUITE 1500
AUSTIN, TEXAS
78701-4078
TEL +1 512.322.2500
FAX +1 512.322.2501
www.bakerbotts.com
ABU DHABI
AUSTIN
BEIJING
DALLAS
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PALO ALTO
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WASHINGTON

Re: Astrotech Corporation

Form 10-K for the fiscal year ended June 30, 2010
Filed August 30, 2010
File No. 001-34426

Ladies and Gentlemen:

Set forth below are the responses of Astrotech Corporation (the “Company”) to the comments and requests for additional information contained in the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated April 8, 2011, with respect to the above-captioned filing. Although the letter is dated April 8, 2011, the Company did not receive the letter until July 11, 2011.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The Company has not filed a revised Form 10-K because it either has (i) agreed to comply with the Staff’s comments in future filings or (ii) explained its position as to why revision is not required.

1.	COMMENT: Item 1A. Risk Factors, page 6. In future filings, please delete the second sentence of the introductory paragraph. If a risk is not deemed material, it should not be referenced here.

RESPONSE: In future filings, the Company will delete the second sentence of the introductory paragraph.

2.	COMMENT: Current Directors, page 48. In future filings, please revise your directors’ biographies to discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

98 SAN JACINTO BLVD.
SUITE 1500
AUSTIN, TEXAS
78701-4078
TEL +1 512.322.2500
FAX +1 512.322.2501
www.bakerbotts.com
ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

RESPONSE: In future filings, the Company will add disclosure to each of the directors’ biographies to further discuss their respective experience, qualifications, attributes or skills that led to the conclusion to each should serve as a director.

3.	COMMENT: The Compensation Program, page 54. We note your disclosure that you benchmark your Named Executive Officers’ compensation to a peer group of public companies. In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. If all or part of your NEOs’ compensation is benchmarked to a percentile range of the peer group, disclose the percentiles. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE: In future filings, the Company will identify the companies to which the Company benchmarks the Named Executive Officers’ compensation and disclose the manner and reasoning as to why the compensation committee considers such companies comparable to the Company. The Company will also disclose the percentile range of the peer group to which all of the Company’s Named Executive Officers’ compensation is benchmarked.

4.	COMMENT: Short-Term Cash Incentives, page 55. In future filings, please quantify all performance targets under the Bonus Plan that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

RESPONSE: In future filings, the Company will quantify all performance targets under the Bonus Plan that must be achieved in order for the Company’s executive officers to earn their incentive compensation; provided, however, that to the extent that the Company changes the components of the performance targets or uses different components or criteria in establishing performance targets than those currently used, the Company reserves the right to exclude a specific target if its determines, pursuant to the requirements of Instruction 4 to Item 402(b) of Regulation S-K, that the disclosure of the target would result in competitive harm to the Company. In the event that a specific target is excluded, the Company will, consistent with the requirements of Instruction 4 to Item 402(b) of Regulation S-K, discuss how difficult it would be for our named executive officers or how likely it will be for the Company to achieve the undisclosed target levels or other factors.

98 SAN JACINTO BLVD.
SUITE 1500
AUSTIN, TEXAS
78701-4078
TEL +1 512.322.2500
FAX +1 512.322.2501
www.bakerbotts.com
ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

5.	COMMENT: Summary Compensation Table, page 57. With respect to the stock and option awards reported in columns (c) and (d), clarify in the footnotes the assumptions made in valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

RESPONSE: In future filings, the Company will add footnotes to the Summary Compensation table, noting valuation assumptions for all equity based compensation, substantially similar to the following: “For a discussion of the assumptions we made in valuing the stock and option awards, see Note 2 — Summary of Significant Accounting Policies —Share-Based Compensation and Note 8 — Common Stock Incentive, Stock Purchase Plans and Other Compensation Plans.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to Shawn Shillington at 512.322.2605 or fax 512.322.8317.

Very truly yours,

/s/ Shawn Shillington
                 Shawn Shillington